September 19, 2024

Jeremy Henderson-Ross
General Counsel
Global Blue Group Holding AG
Z  richstrasse 38, 8306
Br  ttisellen, Switzerland

       Re: Global Blue Group Holding AG
           Registration Statement on Form F-3
           Filed September 12, 2024
           File No. 333-282068
Dear Jeremy Henderson-Ross:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jessica Ansrat